UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Nouveau Monde Graphite Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

66979W842
(CUSIP Number)

Andrew Willis c/o Pallinghurst Graphite International Limited 23-25 Le Pollet St Peter Port, Guernsey GY1 1WQ +44 1481 740 520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Graphite International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,922,106 (See Item 5)
	8	SHARED VOTING POWER
5,618,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER
5,922,106 (See Item 5)
	10	SHARED DISPOSITIVE POWER
5,618,907 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,541,013 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Graphite Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
- 0 - (See Item 5)
	8	SHARED VOTING POWER
5,618,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER
- 0 - (See Item 5)
	10	SHARED DISPOSITIVE POWER
5,618,907 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,618,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
Pallinghurst Bond Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,026,348 (See Item 5)
	8	SHARED VOTING POWER
- 0 - (See Item 5)
	9	SOLE DISPOSITIVE POWER
13,026,348 (See Item 5)
	10	SHARED DISPOSITIVE POWER
- 0 - (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,026,348 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Explanatory Note

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 to the Schedule 13D (as defined below) (this “Amendment No. 2”) amends and supplements certain items of the Schedule 13D related to the common shares, no par value (the “Common Shares”) of Nouveau Monde Graphite Inc. (“NMG”), a corporation existing under the federal laws of Canada, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 1, 2022 (the “Original Schedule 13D”), as amended by the First Amendment to the Original Schedule 13D, dated as of November 15, 2022 (“the Amendment No. 1”) and as further amended by this Amendment No. 2 (together with the Original Schedule 13D and the Amendment No.1, the “Schedule 13D”). Except as set forth below, all items of the Amendment No. 1 remain unchanged. All capitalized terms contained but not otherwise defined herein shall have the meanings ascribed to such terms in the Amendment No. 1.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On May 2, 2024, Pallinghurst Bond purchased 6,250,000 Common Shares and 6,250,000 Warrants from NMG, on a private placement basis, at an aggregate subscription price of US$12.5 million (the “Investment”), the proceeds of which were then used by NMG to repurchase the Convertible Note from Pallinghurst Bond. Pallinghurst Bond also received 526,348 fully paid Common Shares of NMG in settlement of accrued interest on the Convertible Note. The Investment occurred in accordance with terms of the subscription agreement, dated February 14, 2024, between NMG and Pallinghurst Bond (the “Subscription Agreement”), which was subject to the satisfaction of certain material closing conditions on May 2, 2024. Certain other investors also purchased Common Shares and Warrants from NMG on the same day pursuant to separate agreements.

Each Warrant entitles the holder thereof to acquire one Common Share of NMG at a price of $2.38 in connection with a Tranche 2 investment at the final investment decision, or earlier if the Issuer were to issue an acceleration notice, in each case in accordance with their terms.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)-(b)

	Beneficial Ownership of Common Shares of NMG as of May 2, 2024
	Beneficial Ownership		Voting and Dispositive Power
	Common Shares	Percentage(4)	Sole Power	Shared Power
Reporting Person:
Pallinghurst Graphite(1)(3)	5,618,907	5.0%	0	5,618,907
Pallinghurst International(1)(3)	11,541,013	10.3%	5,922,106	5,618,907
Pallinghurst Bond(2)(3)	13,026,348	11.0%	13,026,348	0
Total	24,567,361	20.7%	n/a	n/a

(1)	Pallinghurst Graphite directly beneficially owns 5,618,907 Common Shares. Pallinghurst International, as the sole shareholder of Pallinghurst Graphite, may be deemed the indirect beneficial owner of the 5,618,907 Common Shares of NMG directly beneficially owned by Pallinghurst Graphite. Additionally, Pallinghurst International directly beneficially owns 5,922,106 Common Shares of NMG. No entity or individual is deemed to be an ultimate beneficial owner of Pallinghurst International’s Common Shares. Thus, Pallinghurst International may be deemed to have shared voting and dispositive power over 5,618,907 Common Shares with Pallinghurst Graphite and to have sole voting and dispositive power of its 5,922,106 Common Shares.

(2)	Pallinghurst Bond directly beneficially owns 6,776,348 Common Shares and 6,250,000 Warrants, with each such Warrant being exercisable for one Common Share of NMG at the holder’s option. No entity or individual is deemed to be an ultimate beneficial owner of Pallinghurst Bond’s Common Shares. Thus, Pallinghurst Bond may be deemed to have sole voting and dispositive power of the 6,776,348 Common Shares and 6,250,000 Warrants.

(3)	Each of Pallinghurst Graphite, Pallinghurst International and Pallinghurst Bond has a board of directors which makes voting and investment decisions over the Common Shares owned by it. However, because these boards are elected by different shareholder bases, no single director or director is technically deemed to control voting or disposition of the Common Shares owned by each of Pallinghurst International and Pallinghurst Bond. Thus, no individual or shareholder is deemed a common beneficial owner of the Common Shares of Pallinghurst International and Pallinghurst Bond. This row shows the total of all Reporting Persons for illustrative purposes only, and is not an admission of co-ownership among Pallinghurst International and Pallinghurst Bond. Pallinghurst Graphite, Pallinghurst International and Pallinghurst Bond may still be deemed a “group” for purposes of Section 13(d) of the Exchange Act, because their boards of directors are composed of the same individuals and because both Pallinghurst International and Pallinghurst Bond are parties to and have the same set of rights under the Second Amended and Restated Investment Agreement with NMG

(4)	Based on 112,441,152 Common Shares of NMG outstanding as of May 2, 2024, as reported by NMG to the Reporting Persons, plus, in the case only of Pallinghurst Bond and the illustrative total, 6,250,000 Common Shares of NMG that may be issued if the underlying Warrants are exercised in full.

	Beneficial Ownership of Common Shares of NMG as of May 2, 2024
	Beneficial Ownership		Voting and Dispositive Power
	Common Shares	Percentage(3)	Sole Power	Shared Power
Covered Person:
Arne Hojriis Frandsen(1)	504,296	0.45%	504,296	0
Andrew Paul Willis(2)	401,796	0.36%	401,796	0

(1)	Mr. Frandsen is the direct beneficial owner of: (i) 311,796 Common Shares of NMG; and (ii) 192,500 stock options, which are currently exercisable into 192,500 Common Shares of NMG.

(2)	Mr. Willis is the indirect beneficial owner of 311,796 Common Shares of NMG and the direct beneficial owner of 90,000 stock options, which are currently exercisable into 90,000 Common Shares of NMG.

(3)	Based on 112,441,152 Common Shares of NMG outstanding as of May 2, 2024, as reported by NMG to the Reporting Persons, plus, with respect only to Mr. Frandsen, 192,500 Common Shares of NMG issuable upon the exercise of 192,500 stock options granted to Mr. Frandsen, and with respect only to Mr. Willis, 90,000 Common Shares of NMG issuable upon the exercise of 90,000 stock options granted to Mr. Willis.

Except as disclosed in this Schedule 13D, none of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any of the Covered Individuals, beneficially owns any Common Shares of NMG or has the right to acquire any Common Shares of NMG, and none of the Reporting Persons, or, to the best of the Reporting Persons’ knowledge, any of the Covered Individuals, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares of NMG that they may be deemed to beneficially own.

(c) Mr. Frandsen and Mr. Willis were granted 40,000 and 22,500 stock options, respectively, on April 5, 2024, which are currently exercisable into Common Shares. Except as described herein, none of the Reporting Persons or, to the best of their knowledge, any of the Covered Individuals, has effected any transaction in the Common Shares of NMG during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and their respective affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Subscription Agreement

The information in Item 4 with respect to the Subscription Agreement is incorporated by reference herein to the extent applicable.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is filed herewith as Exhibit 7.3 and incorporated herein by reference.

Warrant

The information in Item 4 with respect to the Warrants is incorporated by reference herein to the extent applicable. The description of the Warrants is qualified in its entirety by reference to the full text of the form thereof, a copy of which is filed herewith as Exhibit 7.4 and incorporated herein by reference.

Registration Rights Agreement

In connection with the completion of the Investment, Pallinghurst Bond and NMG entered into a registration rights agreement, dated May 2, 2023 (the “Registration Rights Agreement”), pursuant to which NMG agreed to register for resale the Common Shares and Common Shares underlying the Warrants held by Pallinghurst Bond (the “Registerable Securities”). Under the Registration Rights Agreement, NMG has agreed to use its commercially reasonable efforts to file a registration statement in compliance with U.S. securities laws and a prospectus in compliance with applicable Canadian securities laws covering the resale of the Registerable Securities within 30 days following the request made by a notice in writing by Pallinghurst Bond to NMG, for so long as Pallinghurst Bond and its affiliates collectively own, directly or indirectly, 10% or more of the issued and outstanding Common Shares of MNG on the relevant date, excluding any pending top-up securities and any voting or equity shares issuable upon the exercise or conversion of any convertible securities. NMG has agreed to keep such registration statement continuously effective during the applicable period and comply in all material respects with the provisions in the United States Securities Act of 1933, as amended, with respect to the disposition of all securities covered by such registration statement. The Registration Rights Agreement also grants customary piggyback registration rights to Pallinghurst Bond. NMG has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registerable Securities.

The description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form thereof, a copy of which is filed herewith as Exhibit 7.5 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

Exhibit 7.1	Second Amended and Restated Investment Agreement, dated as of November 8, 2022, between Pallinghurst Graphite International Limited, Pallinghurst Bond Limited and Nouveau Monde Graphite Inc. (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer on Form 6-K of NMG furnished to the SEC on November 14, 2022).

Exhibit 7.2	Joint Filing Agreement (included as Exhibit 7.4 to Amendment No. 1).

Exhibit 7.3	Subscription Agreement, dated February 14, 2024, between Pallinghurst Bond Limited and Nouveau Monde Graphite Inc. (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on February 26, 2024).

Exhibit 7.4	Form of Warrant to Purchase Common Shares, dated May 2, 2024 (included as Schedule C to Exhibit 7.3).

Exhibit 7.5	Form of Registration Rights Agreement, dated May 2, 2024, between Pallinghurst Bond Limited and Nouveau Monde Graphite Inc. (included as Schedule D to Exhibit 7.3).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2024	Pallinghurst Graphite International Limited

	By:	/s/ Andrew Willis
Name: Andrew Willis
Title: Director

Date: May 3, 2024	Pallinghurst Graphite Limited

	By:	/s/ Arne H. Frandsen
Name: Arne H. Frandsen
Title: Director

Date: May 3, 2024	Pallinghurst Bond Limited

	By:	/s/ Andrew Willis
Name: Andrew Willis
Title: Director